SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

São Paulo, February 11, 2010.

To
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

c/o:	Mr. Nelson Barroso Ortega
Gerência de Acompanhamento de Empresas

Ref.: Notice GAE/CAEM 0191-10

Dear Sirs,

Reference is made to the Bovespa Notice GAE/CAEM 0191-10, received yesterday.

We hereby inform the following:Companhia de Bebidas das Américas - AmBev plans brewery investments in 2010 between R$1.3 billion and R$1.5 billion.  Such investments aim to expand its productive capacity so as to enable it to meet a possible increase of volume from 5% to 10%.  In the event there is no increase in the tax burden during 2010, and assuming a possible additional growth of the industry, such investments may reach up to R$2 billion, through expansion in the productive capacity of the Company of up to 15%. This expansion may occur by means of an increase in the productive capacity of its existing breweries or with the construction of new breweries.

Additionally, the Company hereby clarifies that the figures mentioned in the article published in the newspaper “Valor Econômico” on February 10, 2010 with respect to an increase of approximately 5% in the sales volume in Brazil during 2009, were not provided by AmBev, whose results will only be disclosed to the market on March 4, 2010.

Furthermore, we note that, even though such investments are aimed at preparing the Company for a possible increase in future demand, the Company cannot and does not provide any assurance with respect to the actual increase in future demand, which will depend on several factors that are beyond our control, such as tax burden, economic and market conditions, industry’s competitiveness and climate, among others.

We remain at your disposal for any further clarifications.

Your sincerely,

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Nelson José Jamel
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2010

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer